VIA EDGAR

August 7, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 First Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Christine Allen, Staff Accountant
Don Abbott, Senior Staff Accountant

RE:	Tercica, Inc., File No. 000-50461
Form 10-K for the fiscal year ended December 31, 2006

Ladies and Gentlemen:

Tercica, Inc. (the “Company”) is electronically transmitting this letter to the Staff (the “Staff”) of the Securities and Exchange Commission in response to comments received from the Staff contained in the letter from the Staff, dated August 1, 2007 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

This letter will confirm that the Company will file its written response to the Comment Letter no later than Friday, August 31, 2007. If this is not acceptable to the Staff, please contact me at (650) 624-4907.

Sincerely,

/s/ Susan Wong
Susan Wong
Vice President Finance & Chief Accounting Officer

Ajay Bansal, Tercica, Inc.

  Richard Gardner, Tercica, Inc.

  Stephen N. Rosenfield, Esq. Tercica, Inc.

  Frances D. Schulz, Ernst & Young LLP